UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25
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                                                                 SEC File Number
                                                                       000-22996
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                                                                    Cusip Number
                                                                       375908100
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                           NOTIFICATION OF LATE FILING
(Check One):       Form 10-K    Form 20-F     Form 11-K     XForm 10-Q
Form N-SAR

For Period Ended: March 31, 2002

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________
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Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

                        Gilman + Ciocia, Inc.
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Full Name of Registrant
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Former Name if Applicable
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                        1311 Mamaroneck Avenue
Address of Principal Executive
Office (Street and Number)
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                        White Plains, NY 10605

City, State and Zip Code PART II -- RULES 12b-25(b) AND (c) If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   X (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   X (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

See below attachment.

                             (Attach Extra Sheets if Needed)

PART IV-- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Carolyn Canzoneri         (914)                     397-4829
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(Name)                    (Area Code)               (Telephone Number)

(2) Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). X Yes ____No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
X Yes  _______No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See below attachment.

                                Gilman + Ciocia, Inc.
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                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    June 7, 2002                        /s/ Thomas Povinelli
        ________________________ By________________________________________
                                      Thomas Povinelli, President
INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (orther than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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International misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).
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                                General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly indentified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).

             Attachment to Form 12b-25 Notification of Late Filing
                               of Gilman + Ciocia, Inc.
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Part III

The Company is a small company with limited in-house accounting and clerical staff. The income tax filing season, combined with an audit by the Company's in-house accounting staff described below, overstretched the Company's clerical overhead staff beyond its means, and, as a result, the subject quarterly report on Form 10-Q for the quarter ended March 31, 2002 could not be completed within the prescribed time period without unreasonable effort and expense.

The Company's internal accounting staff identified prior period adjustments relating to the intercompany accounts between the Company and its wholly owned subsidiary that will require restatement of prior quarterly results and the results of operations for the Company's 2001 fiscal year and the quarter ending December 31, 2001. Such restatements and the amendments to reports relating thereto have required extensive time of the Company's accounting staff. The amounts of the adjustments have not yet been exactly determined and have not yet been examined by the Company's auditors, however, the Company believes that such adjustments will cumulatively result in a net increase to the pre-tax earnings previously reported by the Company.

Part IV

(3)
Revenues for the quarter ended March 31, 2002 are expected to decrease by approximately $3.3 million from the restated comparable period during the prior year. The $3.3 million decrease includes decreases of approximately $2.4 million in tax preparation fees, $.4 million in financial planning services and $.5 million in other services.

The approximately $2.4 million decrease in tax preparation revenues is predominantly the result of the closing of approximately 25 offices, as part of an effort to consolidate or eliminate unprofitable offices, and the timing of the Easter/Passover holiday. The Easter/Passover holiday occurred in late March during the current quarter compared to late April in the comparable quarter during the prior year, resulting in a slow-down in some offices during the last week of the quarter ended March 31, 2002.

The approximately $.4 million decrease in financial planning services is predominantly the result of the general weakness currently prevailing in the financial services sector.

The approximately $.5 million decrease in other services includes decreases of approximately $.4 million in the Company's online tax preparation at e1040.com and $.1 million in direct mail services.

Operating expenses for the quarter ended March 31, 2002 are expected to decrease by approximately $.4 million from the restated comparable period during the prior year. The approximately $.4 million decrease includes an approximately $1.5 million decrease in advertising and an approximately $.1 million decrease in brokerage fees and licenses offset by an increase of approximately $.7 million in salaries and commissions, an increase of approximately $.4 million in general and administrative expenses and an increase in rent of approximately $.1 million.

Operating income for the quarter ended March 31, 2002 is expected to decrease by approximately $2.9 million from the restated comparable period during the prior year. This decrease is predominantly the result of declines in revenue of approximately $3.3 million partially offset by declines in operating expenses of approximately $.4 million.